Exhibit 12.1

MPLX LP
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited
(In millions)

	Six Months Ended	For the Years Ended December 31,
	June 30, 2017	2016	2015	2014	2013	2012
Portion of rentals representing interest(1)	$9	$16	$7	$6	$6	$5
Capitalized interest	18	28	5	1	1	1
Other interest and fixed charges(2)	163	254	40	4	—	—
Total fixed charges (A)	$190	$298	$52	$11	$7	$6

Preferred dividend requirements	$33	$41	$—	$—	$—	$—
Ratio of income (loss) before provision for taxes to net income (loss)	1.0	1.0	1.0	1.0	1.0	1.0
Total preferred dividends	$33	$41	$—	$—	$—	$—
Combined fixed charges and preferred dividends (B)	$223	$339	$52	$11	$7	$6

Earnings-pretax income with applicable adjustments (C)	$614	$917	$394	$252	$220	$211

Ratio of (C) to (A)	3.2	3.1	7.6	22.9	31.4	35.2
Ratio of (C) to (B)	2.8	2.7	7.6	22.9	31.4	35.2

(1) Primarily related to interest incurred on operating leases.
(2) Includes amortization of discounts on senior notes.